

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2018

Robert Bench
Chief Financial Officer
NewBridge Global Ventures, Inc.
626 East 1820 North
Orem, UT 84097

> **Re: NewBridge Global Ventures, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 18, 2018**
> **File No. 333-224497**

Dear Mr. Bench:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 8, 2018 letter.

Amendment No. 1 to Registration Statement on Form S-1

General

1.   We note your response to our prior comment 1. The 1,850,000 shares you have registered for resale exceeds one-third of the 4,204,361 shares held by non-affiliates you disclose on page 8. Please amend your registration statement to decrease the number of GHS's shares to be registered to no more than one-third of your public float, excluding shares beneficially owned by your affiliates. Alternatively, please explain to us your calculation of the non-affiliate float and reconcile this with your disclosure on page 8.

2.   Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.

Please contact Tonya K. Aldave at (202) 551-3601 or J. Nolan McWilliams at (202) 551-3217 with any questions.

Division of Corporation Finance
Office of Transportation and Leisure

cc: J. Martin Tate